ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM
November 7, 2011
Chetan Aras
(617) 235-4814
chetan.aras@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Chad Eskildsen, Esq.

Re:	Allianz Funds (Registration Nos. 33-36528 and 811-6161)—Responses to Comments on Post-Effective Amendment No. 144
Dear Mr. Eskildsen:
I am writing on behalf of Allianz Funds (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 144 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on September 2, 2011 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and, together, the “Funds”). We received your oral comments regarding the Amendment via telephone on October 17, 2011. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 145 to the Trust’s Registration Statement, which was filed on November 1, 2011 pursuant to Rule 485(b) under the Securities Act.
General
1.	Comment: For those Funds with expense reductions presented in the fee table, please retitle the column titled “Net Annual Fund Operating Expenses” consistently with Instruction 3(e) to Item 3 of Form N-1A.

Response: In response to this comment, for Funds which have Expense Reductions in place, the column titled “Net Annual Fund Operating Expenses” has been retitled as “Total Annual Fund Operating Expenses Before Expense Reductions.” The Trust believes that this title provides clarity to investors and fulfills the requirements set forth in Instruction 3(e) to Item 3 of Form N-1A.

Allianz AGIC Emerging Markets Opportunities Fund
2.	Comment: Please confirm that the fee waiver disclosed below the “Annual Fund Operating Expenses” table will be in effect for not less than one year from the effective date of the Fund’s registration statement. See Instruction 3(e) to Item 3 of Form N-1A.

Response: The Trust has removed the noted disclosure as the fee wavier will not be in effect for one year or more from the date of the Fund’s registration statement.

3.	Comment: Please explain why “Turnover Risk” is listed as a principal risk for this Fund but is not described within the Fund’s “Principal Investments and Strategies” section. Second, please explain why Turnover Risk is listed as a Principal Risk for all of the Funds despite the fact that portfolio turnover is not particularly high for any of the Funds.

Response: The Trust respectfully submits that the Turnover Risk disclosure with respect to the Fund is currently presented in a user-friendly and Form-compliant manner. The description of Turnover Risk is set forth in the Fund’s Fund Summary and then reiterated in bullet-point format in the Fund’s relevant portion of the section titled “Principal Investments and Strategies of Each Fund.” In each section, readers are referred to the “Summary of Principal Risks” section for the full description of Turnover Risk. The Trust also submits that while recent changes to Form N-1A added a requirement to summarize briefly the principal risks in the Fund Summary, they did not include any direction to include longer discussions of principal risks directly within the strategy section for a particular Fund. As per the Form, each Fund’s portfolio turnover is separately described in the summary prospectus, in a separate section above the “Principal Investment Strategies” section.

The Trust believes that Turnover Risk remains a principal risk for each Fund and notes that historical portfolio turnover is not necessarily indicative of future Turnover Risk. Volatile markets and/or changes to brokerage arrangements may result in high levels of portfolio turnover that increase transaction costs and lower investment performance.
Allianz AGIC Global Fund
4.	Comment: Please confirm that the Fund will have a significant portion of its assets invested in non-U.S. companies.

Response: As of June 30, 2011, the amount of net assets invested by the Fund in non-U.S. companies was 60.1%. The Trust believes that this represents a significant portion of assets invested in non-U.S. companies.
Allianz AGIC International Fund
5.	Comment: Please define “equity securities” either within the Fund Summary or elsewhere in the document.

Response: Within the section titled “Characteristics and Risks of Securities and Investment Techniques—Common Stocks and Other Equity Securities” the term “equity securities” is defined as follows:

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy and/or insolvency of the issuer. In addition to common stocks, equity securities include, without limitation, preferred stocks, convertible securities and warrants.”
Allianz AGIC Mid-Cap Growth Fund
6.	Comment: Please confirm that June 30, 2011 reflects the most recent rebalancing date of the Russell Midcap Growth Index. Also, please explain why $17.9 billion is an appropriate upper capitalization range for the Fund. This amount falls within what may be considered the “large-cap” range, which the staff understands to begin at approximately $10 billion.

Response: The Russell Midcap Growth Index is reconstituted annually and the last reconstitution took place on June 24, 2011.[1] The current disclosure dated June 30, 2011 therefore reflects the most recent rebalancing for the Russell Midcap Growth Index.

The Trust believes that the Russell Midcap Growth Index provides an appropriate capitalization range for the Fund. In developing the definition of “medium market capitalization companies,” the Trust considered various market references and that the widely-used Russell Midcap Growth Index provides independent support for the Fund’s capitalization range.[2] The Russell Investments website notes that “The Russell Midcap Growth Index is constituted to provide a comprehensive and unbiased barometer of the mid-cap growth market.”[3]
Allianz AGIC Pacific Rim Fund
7.	Comment: The United States is generally considered to be a “Pacific Rim Country.” Please provide disclosure on whether the Fund invests in the United States.

[1]	Source: http://www.russell.com/indexes/tools-resources/reconstitution.asp (last visited on October 18, 2011).

[2]	The Staff has provided guidance on the process of defining capitalization ranges with respect to mid-cap strategies: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.” Division of Investment Management, Frequently Asked Questions about Rule 35d-1 (Investment Company Names), Question #6 (modified Dec. 4, 2001).

[3]	Source: http://www.russell.com/indexes/data/fact_sheets/us/russell_midcap_growth_index.asp (last visited on October 19, 2011)

Response: The Trust respectfully submits that the United States is not currently included within the Fund’s definition of “Pacific Rim Countries” as described in the Fund’s relevant portion of the section titled “Principal Investments and Strategies of Each Fund.” The portfolio manager of the Fund currently considers the Pacific Rim countries to include: Australia, China, Hong Kong, countries of the Indian subcontinent, Indonesia, Japan, Malaysia, Mauritius, New Zealand, the Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.
Allianz NFJ Dividend Value Fund
8.	Comment: The Prospectus states that the Fund normally invests at least 80% of its assets in companies that pay or are expected to pay dividends. Please explain why the phrase “expects to pay dividends” is sufficiently precise to describe a Fund with the term “Dividend” in its name.

Response: The Fund generally invests in companies with a history of paying dividends and may also occasionally invest in companies that have formally announced the intention to pay dividends within three months. The Trust believes that the phrase “expects to pay dividends” provides helpful disclosure to investors of the inherent uncertainty of whether any company will ultimately pay dividends or continue to pay dividends.
Allianz RCM Global Commodity Equity Fund
9.	Comment: Please confirm that notice of the Fund’s name change and 80% test change was mailed to all shareholders of the Fund and not just new shareholders of the Fund at least 60 days prior to the effective date of the changes.

Response: The Trust confirms that notice was mailed to all of the Fund’s shareholders at least 60 days prior to the effective date of the changes.

10.	Comment: The SAI discloses that the Fund has a fundamental policy to not invest more than 25% of its assets in the natural resources industry. Please confirm that this fundamental policy is applicable to the Fund and explain why it is not also disclosed within the Prospectus.

Response: The Trust confirms that despite its name change and changes to its 80% test, the Fund’s fundamental investment policy remains the same. The following disclosure has been added to the Prospectus under the Fund’s “Principal Investment Strategies” section:
“The Fund also has a fundamental policy to invest at least 25% of its total assets in the “natural resources” sector, as described in the SAI.”

11.	Comment: The first sentence of the “Principal Investment Strategies” of the Fund’s Fund Summary states that “The Fund seeks to achieve its investment objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in equity securities of companies principally engaged in the research, development, manufacturing, extraction, distribution or sale of materials, energy or goods related to the Agriculture, Energy, Materials or Commodity-Related Industrials sectors.” The third sentence of the same section states that “Under normal conditions, the portfolio managers seek to allocate investments among a diverse range of commodities within each of the three primary commodity sectors of Agriculture, Energy and Materials.” Please explain why the first sentence references the Commodity-Related Industrials sector but the third sentence does not.

Response: The Trust believes that the “Commodity-Related Industrials” sector is not itself a primary commodity sector. The “Commodity-Related Industrials” sector refers to companies that provide support, equipment, infrastructure, etc. to the three primary commodity sectors of agriculture, energy and materials. The Trust therefore believes that the “Commodity-Related Industrials” sector is properly excluded from the list of primary commodity sectors in the sentence noted above.

12.	Comment: The Fund’s financial statements indicate that approximately 70% of the Fund’s assets were invested in the United States as of June 30, 2011. Given that a significant portion of the Fund’s assets are invested in the United States, please explain why the inclusion of “Global” in the Fund’s name is not misleading.

Response: The Trust believes that approximately 30% of assets invested in non-U.S. companies constitutes a significant investment in non-U.S. companies.

13.	Comment: Please explain why the redline document provided with the filing did not highlight significant changes with respect to the Fund.

Response: The Trust respectfully submits that it is not aware of a redline document filed in connection with the registration statement, but that the filing did contain R-tags, which indicated significant changes with respect to the Fund.
Allianz RCM Global Small-Cap Fund
14.	Comment: The Fund defines its Approximate Primary Capitalization Range as a weighted-average market capitalization between 50% and 200% of the weighted-average market capitalization of the MSCI World Small-Cap Index. Please provide a more specific test. We understand “small-cap” to be defined as a capitalization of up to $3 billion.

Response: The Fund utilizes an 80% test to invest in companies with market capitalizations comparable those of companies included in the MSCI World Small Cap Index. A company will meet this test only if its market capitalization falls between that of the largest and smallest company of the MSCI World Small Cap Index. The following disclosure has been added to the Prospectus under the “Principal Investment Strategies” section of the Fund’s Fund Summary and under the portion of the “Principal Investments and Strategies of Each Fund” section that relates to the Fund (new language denoted by underlining):
“The Fund seeks to achieve its objective by normally investing at least 80% of its net assets (plus borrowings made for investment purposes) in companies with market capitalizations comparable to those of companies included in the MSCI World Small-Cap Index (between $41 million and $6.6 billion as of September 1, 2011).”
15.	Comment: The Fund’s name contains the term “Global” but there is no disclosure in the Fund’s strategy section to indicate that it is investing a significant portion of its assets globally.

Response: The Fund’s Fund Summary discloses that “The Fund normally invests in companies organized or headquartered in at least eight different countries (one of which may be the United States) and expects that the majority of its non-U.S. investments will normally be in Japan and Western Europe.” The Trust respectfully submits that the current disclosure adequately indicates that it is investing a significant part of the Fund’s assets globally.
Allianz RCM Technology Fund
16.	Comment: Please describe how derivatives under the Fund’s options strategy are included or counted toward the Fund’s 80% test.

Response: The Trust values the Fund’s options toward the Fund’s 80% test by including the absolute value of an option premium in the numerator and subtracting the option premium from the net asset value in the denominator. The Trust notes that the premium value of an option is equivalent to the option’s market value.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4814) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
/s/ Chetan Aras, Esq.
Chetan Aras, Esq.

cc:	Brian S. Shlissel Thomas J. Fuccillo, Esq. Debra Rubano, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Jessica Reece, Esq.